Linked to the Gold Spot Price and the S&P 500® Index

•	Approximate 12 month term
•	Payment on the Notes will depend on the performance of the Gold Spot Price and the S&P 500® Index (each an “Underlying”).
•	At maturity, if a Knock-In Event has occurred, you will receive a payment of $1,300.00. However, if a Knock-In Event has not occurred, at maturity, you will receive the principal amount.
•	A “Knock-In Event” will occur if both (i) the Ending Value of the Gold Spot Price is greater than or equal to 106% of its Starting Value and (ii) the Ending Value of the S&P 500® Index is less than or equal to 95% of its Starting Value. As a result, a Knock-In Event may only potentially occur if the Ending Value of the Gold Spot Price increases from its Starting Value and the Ending Value of the SPX decreases from its Starting Value (that is, the performance of the Underlyings is negatively correlated, with the Gold Spot Price increasing and the SPX decreasing). A Knock-In Event will not occur if the performance of the Underlyings is positively correlated and will not occur if the performance of the Underlyings is negatively correlated with the SPX increasing and the Gold Spot Price decreasing.
•	No periodic interest payments.
•	All payments on the Notes are subject to the credit risk of BofA Finance LLC (“BofA Finance”) and Bank of America Corporation (“BAC” or the “Guarantor”).
•	The Notes priced on May 9, 2023, will issue on May 11, 2023 and will mature on May 14, 2024.
•	The Notes will not be listed on any securities exchange.
•	CUSIP No. 09709T6Z9.

The initial estimated value of the Notes as of the pricing date is $982.50 per $1,000 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-19 of this pricing supplement for additional information.

Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, "Additional Risk Factors Relating to the SPX" beginning on page PS-8 of this pricing supplement and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined on page PS-22) is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price(1)	Underwriting discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$10.00	$990.00
Total	$127,000.00	$1,270.00	$125,730.00
(1)	Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $990.00 per $1,000 in principal amount of Notes.
(2)	The underwriting discount per $1,000 in principal amount of Notes may be as high as $10.00, resulting in proceeds, before expenses, to BofA Finance of as low as $990.00 per $1,000 in principal amount of Notes. The total underwriting discount and proceeds, before expenses, to BofA Finance specified above reflect the aggregate of the underwriting discounts per $1,000 in principal amount of Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Selling Agent

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Terms of the Notes

The Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index (the “Notes”) provide a Digital Payment of $1,300.00 at maturity if a Knock-In Event has occurred. If a Knock-In Event has not occurred, you will receive the principal amount at maturity. The Notes are not traditional debt securities and it is possible that you may not earn a return on your investment. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Underlyings, subject to our and BAC’s credit risk.

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
Term:	Approximately 12 months
Underlyings:	The official U.S. dollar LBMA Gold Price PM (expressed in U.S. dollars per troy ounce) calculated and administered by ICE Benchmark Administration (“IBA”) and published by the London Bullion Market Association (Bloomberg symbol: GOLDLNPM) (the “Gold Spot Price” ) and the S&P 500® Index (Bloomberg symbol: “SPX”).
Pricing Date:	May 9, 2023
Issue Date:	May 11, 2023
Valuation Date:	May 10, 2024, subject to postponement as described under “Additional Terms of the Notes” on page PS-11 of this pricing supplement.
Maturity Date:	May 14, 2024
Starting Value:	GOLDLNPM: $2,030.20 SPX: 4,119.17
Ending Value:	With respect to each underlying, its closing value on the Valuation Date.
Knock-In Event:	A Knock-In Event will occur if both (i) the Ending Value of the Gold Spot Price is greater than or equal to its Threshold Value and (ii) the Ending Value of the SPX is less than or equal to its Threshold Value.
Threshold Value:	GOLDLNPM: $2,152.01, which is 106% of its Starting Value (rounded to two decimal places). SPX: 3,913.21, which is 95% of its Starting Value (rounded to two decimal places).
Digital Payment:	$1,300.00 per $1,000 in principal amount of Notes, which represents a return of 30.00% over the principal amount.
Redemption Amount:	At maturity, the Redemption Amount per $1,000 in principal amount of Notes will be: a) If a Knock-In Event has occurred: The Digital Payment. b) If a Knock-In Event has not occurred: $1,000
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09709T6Z9
Events of Default and Acceleration:	If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” on page 54 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Market Measure Business Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.
DIGITAL RETURN NOTES | PS-2

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Payment on the Notes depends on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlyings. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below (see “Risk Factors” beginning on page PS-6), reduced the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you are paying to purchase the Notes is greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value of the Notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-19.

DIGITAL RETURN NOTES | PS-3

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Redemption Amount Determination

On the Maturity Date, you will receive a cash payment per $1,000 in principal amount of Notes determined as follows:

All payments described above are subject to Issuer and Guarantor credit risk.

DIGITAL RETURN NOTES | PS-4

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Hypothetical Payout Profile and Examples of Payments at Maturity

Digital Return Notes Table

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100 for each Underlying, a hypothetical Threshold Value of 106 for the Gold Spot Price, a hypothetical Threshold Value of 95 for the SPX, the Digital Payment of $1,300.00 per $1,000 in principal amount of Notes and a range of hypothetical Ending Values. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value and Ending Value of each Underlying, whether a Knock-In Event has occurred and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlyings, see “The Underlyings” section below. All payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value of the Gold Spot Price	Ending Value of the SPX	Has a Knock-In Event Occurred?	Redemption Amount per Note	Return on the Notes
140.00	0.00	Yes	$1,300.00(1)	30.00%
130.00	50.00	Yes	$1,300.00	30.00%
120.00	70.00	Yes	$1,300.00	30.00%
110.00	80.00	Yes	$1,300.00	30.00%
106.00(2)	95.00(3)	Yes	$1,300.00	30.00%
106.00	95.01	No	$1,000.00	0.00%
105.99	95.00	No	$1,000.00	0.00%
102.00	97.00	No	$1,000.00	0.00%
100.00(4)	100.00(4)	No	$1,000.00	0.00%
95.00	105.00	No	$1,000.00	0.00%
92.00	106.00	No	$1,000.00	0.00%
80.00	110.00	No	$1,000.00	0.00%
70.00	120.00	No	$1,000.00	0.00%
50.00	130.00	No	$1,000.00	0.00%
0.00	140.00	No	$1,000.00	0.00%
(1)	This amount represents the Digital Payment.
(2)	This is the hypothetical Threshold Value of the Gold Spot Price.
(3)	This is the hypothetical Threshold Value of the SPX.
(4)	The hypothetical Starting Value of 100 for each Underlying used in these examples has been chosen for illustrative purposes only. The actual starting value for each Underlying is set forth on page PS-2 above.
DIGITAL RETURN NOTES | PS-5

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-22 below.

Structure-related Risks

•	A Knock-In Event will only occur if the performance of the Underlyings is negatively correlated, with the Gold Spot Price increasing and the SPX decreasing. The Redemption Amount will be determined by reference as to whether a Knock-In Event has occurred. A Knock-In Event will occur only if both (i) the Ending Value of the Gold Spot Price is greater than or equal to its Threshold Value and (ii) the Ending Value of the SPX is less than or equal to its Threshold Value. Because the Threshold Value of the Gold Spot Price is 106% of its Starting Value and the Threshold Value of the SPX is 95% of its Starting Value, a Knock-In Event may only potentially occur if the Ending Value of the Gold Spot Price increases from its Starting Value and the Ending Value of the SPX decreases from its Starting Value (that is, the performance of the Underlyings is negatively correlated, with the Gold Spot Price increasing and the SPX decreasing.). A Knock-In Event will not occur if the performance of the Underlyings is positively correlated and will not occur if the performance of the Underlyings is negatively correlated with the SPX increasing and the Gold Spot Price decreasing. If a Knock-In Event does not occur, you will receive only the principal amount of your notes at maturity.
•	You may not earn a return on your investment. The payment you will receive at maturity will depend on whether a Knock-In Event has occurred. If a Knock-In Event has not occurred, you will not receive any positive return on the Notes and will only receive the principal amount.
•	The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the performance of the Underlyings.
•	Your return on the Notes is limited to the return represented by the Digital Payment. Your return on the Notes is limited to the Digital Payment, regardless of the performance of the Underlyings. In contrast, a direct investment in gold or a short position in the securities included in the SPX, as applicable, would allow you to receive the benefit of any appreciation or depreciation in their values, as applicable.
•	The Redemption Amount will not reflect the values of the Underlyings other than on the Valuation Date. The values of the Underlyings during the term of the Notes other than on the Valuation Date will not affect payment on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlyings while holding the Notes. The calculation agent will determine whether a Knock-In Event has occurred and calculate the Redemption Amount by comparing only the Threshold Value to the Ending Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, a Knock-In Event will not occur and you will receive only the principal amount at maturity if (i) the Ending Value of the Gold Spot Price is less than its Threshold Value and/or (ii) the Ending Value of the SPX is greater than its Threshold Value, even if the value of the Gold Spot Price was always greater than its Threshold Value and the value of the SPX was always less than its Threshold Value prior to the Valuation Date.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Digital Payment (if any) may be less than the yield on a conventional debt security of comparable maturity.
•	Payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes. The Notes are our senior unsecured debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the Maturity Date, regardless of the values of the Underlyings. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•	We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the
DIGITAL RETURN NOTES | PS-6

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation- and Market-related Risks

•	The public offering price you are paying for the Notes exceeds their initial estimated value. The initial estimated value of the Notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, changes in the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the value of the Underlyings, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.
•	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlyings, our and BAC’s creditworthiness and changes in market conditions.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the Underlyings or the securities included in an Underlying, as applicable, or futures or options contracts on the Underlyings or those securities, or other listed or over-the-counter derivative instruments linked to the Underlyings or those securities. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the values of the Underlyings in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may have affected the values of the Underlyings. Consequently, the values of the Underlyings may change subsequent to the pricing date, adversely affecting the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have affected the values of the Underlyings on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes and may hold or resell the Notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the values of the Underlyings, the market value of your Notes prior to maturity or the amount payable on the Notes.

•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Gold Spot Price-related Risks

•	Ownership of the Notes will not entitle you to any rights with respect to Gold. You will not own or have any beneficial or other legal interest in gold. We will not invest in gold for your benefit.
•	Suspensions or disruptions of trading in gold may adversely affect the value of the Notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Any such distortion, disruption, or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.), may adversely affect the value of or trading in the Gold Spot Price, or the manner in which it is calculated, and therefore, the value of the Notes.
•	Investments linked to commodities are subject to sharp fluctuations in commodity prices. Investments, such as the Notes, linked to the
DIGITAL RETURN NOTES | PS-7

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

prices of a commodity are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the Gold Spot Price and the value of the Notes in varying and potentially inconsistent ways. As a result of these or other factors, the Gold Spot Price may be, and recently has been, highly volatile.
•	Changes in exchange methodology related to the Gold Spot Price may adversely affect the value of the Notes prior to maturity. The value of the Gold Spot Price will be determined by the applicable exchange. An exchange may from time to time change its rules or take extraordinary actions under its rules, which could adversely affect the Gold Spot Price and the value of the Notes.
•	Legal and regulatory changes could adversely affect the return on and value of your Notes. The Gold Spot Price could be adversely affected by new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those related to taxes and duties on commodities and futures contracts) by one or more governments, courts, or other official bodies. Any such regulatory action could have an adverse effect on the Gold Spot Price and the value of your Notes.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. The notes are linked to the Gold Spot Price, and not to a diverse basket of commodities or a broad-based commodity index. The Gold Spot Price may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the Notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than securities linked to the prices of a larger number of commodities or a broad-based commodity index. In addition, the prices of many individual commodities, including the Gold Spot Price, have recently been highly volatile and there can be no assurance that the volatility will lessen.

●	Gold prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the Notes. The price of gold is primarily affected by the global demand for and supply of gold, but is also influenced significantly from time to time by speculative actions. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

●	There are risks relating to commodities trading on the London Bullion Market Association. The price of gold is determined by the London Bullion Market Association (“LBMA”) or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold price as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold price, which could adversely affect the value of the notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold price.

●	Our offering of the Notes does not constitute a recommendation of the Gold Spot Price. You should not take our offering of the Notes as an expression of our views about how the Gold Spot Price will perform in the future or as a recommendation to invest in the Gold Spot Price, including through an investment in the Notes. As we are part of a global financial institution, we, the Guarantor and our other affiliates may, and often do, have positions (both long and short) that may conflict with an investment in the Notes. You should undertake an independent determination of whether an investment in the Notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

●	Our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in the Gold Spot Price and any such research, opinions or recommendations could adversely affect the value of the Gold Spot Price. In the ordinary course of business, our affiliates may have published research reports, expressed opinions or provided recommendations on the Gold Spot Price, the applicable financial markets or other matters that may influence the Gold Spot Price and the value of the Notes, and may do so in the future. These research reports, opinions or recommendations may be communicated to our clients and clients of our affiliates and may be inconsistent with purchasing or holding the Notes. Any research reports, opinions or recommendations expressed by our affiliates may not be consistent with each other and may be modified from time to time without notice. Moreover, other professionals who deal in markets relating to the Gold Spot Price may at any time have significantly different views from those of our affiliates. For these reasons, you are
DIGITAL RETURN NOTES | PS-8

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

encouraged to derive information concerning the Gold Spot Price from multiple sources, and you should not rely on the views expressed by our affiliates.

●	The historical performance of the Gold Spot Price should not be taken as an indication of its performance during the term of the Notes. The Gold Spot Price may perform better or worse than it has historically during the term of the Notes. The historical performance of the Gold Spot Price should not be taken as an indication of its future performance.

Tax-related Risks

•	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. We intend to treat the Notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”
•	You may be required to include income on the Notes over their term, even though you will not receive any payments until maturity. The Notes will be considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor. You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

Additional Risk Factors Relating to the SPX

●	Our offering of the Notes does not constitute a recommendation of the SPX. You should not take our offering of the Notes as an expression of our views about how the SPX will perform in the future or as a recommendation to invest in the SPX, including through an investment in the Notes. As we are part of a global financial institution, we, the Guarantor and our other affiliates may, and often do, have positions (both long and short) in the SPX that may conflict with an investment in the Notes. You should undertake an independent determination of whether an investment in the Notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

●	Our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in the SPX and any such research, opinions or recommendations could adversely affect the value of the SPX. In the ordinary course of business, our affiliates may have published research reports, expressed opinions or provided recommendations on the SPX or the equity securities represented by the SPX, the applicable financial markets or other matters that may influence the value of the SPX and the value of the Notes, and may do so in the future. These research reports, opinions or recommendations may be communicated to our clients and clients of our affiliates and may be inconsistent with purchasing or holding the Notes. Any research reports, opinions or recommendations expressed by our affiliates may not be consistent with each other and may be modified from time to time without notice. Moreover, other professionals who deal in markets relating to the SPX may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the SPX or the securities represented thereby from multiple sources, and you should not rely on the views expressed by our affiliates.

●	You will have no rights as a security holder, you will have no rights to receive the securities included in the SPX, and you will not be entitled to dividends or other distributions by the issuers of these securities. The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer, other than the related guarantees, which are the securities of the Guarantor. Investing in the Notes will not make you a holder of any of the securities included in the SPX. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. The payment on the Notes will not reflect the value of dividends paid or distributions made on the equity securities represented by the SPX or any other rights associated with those equity securities. As a result, the return on your Notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them. Additionally, the level of the SPX reflects only the prices of the securities included in the SPX and does not take into consideration the value of dividends paid on those securities. Your Notes will be paid in cash and you have no right to receive delivery of any of these securities.

●	The publisher of the SPX may adjust the SPX in a way that affects its levels and has no obligation to consider your interests. We, the Guarantor and our affiliates, including the Selling Agents, have no affiliation with the publisher of the SPX (the “Index Publisher”). Consequently, we have no control of the actions of the Index Publisher. The Index Publisher can add, delete, or substitute the components included in the SPX or make other methodological changes that could change its level. A new security included in the SPX may perform significantly better or worse than the replaced security, and the performance will impact the level of the SPX. Additionally, the Index Publisher may alter, discontinue, or suspend calculation or dissemination of the SPX. Any of these actions could adversely affect the value of your Notes. The Index Publisher will have no obligation to consider your interests in calculating or revising the SPX.

●	The business activities of us, the Guarantor and any of our other affiliates, including the Selling Agents, relating to the companies included in the SPX may create conflicts of interest with you. We, the Guarantor and/or our other affiliates, including the Selling Agents, at the time of any offering of the Notes or in the future, may engage in business with the companies included in the SPX, including making loans to or equity investments in, or providing investment banking, asset management, or other services to, those companies, their affiliates and their competitors.

In connection with these activities, we, the Guarantor or our other affiliates, including the Selling Agents, may receive information about those companies that we or they will not divulge to you or other third parties. One or more of our affiliates may have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may

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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

express opinions or provide recommendations that are inconsistent with purchasing or holding your Notes. Any of these activities may adversely affect the value of the SPX and, consequently, the market value of your Notes. We, the Guarantor and our other affiliates, including the Selling Agents, do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the issuers of the securities represented by the SPX. Any prospective purchaser of the Notes should undertake an independent investigation of the companies represented by the SPX to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the Notes. The selection of the SPX does not reflect any investment recommendations from us, the Guarantor or our other affiliates, including the Selling Agents.

●	We, the Guarantor and any of our other affiliates, including the Selling Agents, do not control any company included in the SPX and have not verified any disclosure made by any of those companies. We, the Guarantor or our other affiliates, including the Selling Agents, currently, or in the future, may engage in business with the Index Publisher or companies represented by the SPX, and we, the Guarantor or our other affiliates, including the Selling Agents, may from time to time own securities of companies represented by the SPX. However, none of us, the Guarantor or any of our other affiliates, including the Selling Agents, have the ability to control the actions of the Index Publisher or any of these companies or have undertaken any independent review of, or made any due diligence inquiry with respect to, the Index Publisher or any of these companies, unless (and only to the extent that) our securities or the securities of the Guarantor or our other affiliates are included in the SPX. We, the Guarantor and any of our other affiliates, including the Selling Agents, are not responsible for the calculation of the SPX. You should make your own investigation into the SPX.

None of the Index Publisher or its affiliates, or any companies represented by the SPX, will be involved in any offering of the Notes or will have any obligation of any sort with respect to the Notes. As a result, none of those companies will have any obligation to take your interests as holders of the Notes into consideration for any reason, including taking any corporate actions that might adversely affect the value of the securities included in the SPX or the value of the Notes.

●	We cannot assure you that publicly available information provided about the SPX is accurate or complete. All disclosures relating to the SPX contained herein is derived from publicly available documents and other publicly available information, without independent verification. None of us, the Guarantor, the Selling Agents or our other affiliates has participated in, or will participate in, the preparation of those documents or make any due diligence inquiry with respect to the SPX in connection with the offering of the Notes. We and the Guarantor do not make any representation that those publicly available documents or any other publicly available information regarding the SPX is accurate or complete. We and the Guarantor are not responsible for the public disclosure of information by or about the SPX. As a result we cannot give any assurance that all events which could impact the SPX or the accuracy or completeness of those public documents or information have been publicly disclosed. Any subsequent disclosure or future failure to disclose material events concerning the SPX could affect its value and therefore, the value of the Notes. You must rely on your own evaluation of the merits of an investment linked to the SPX.

●	The historical performance of the SPX should not be taken as an indication of its performance during the term of the Notes. The SPX may perform better or worse than it has historically during the term of the Notes. The historical performance of the SPX should not be taken as an indication of its future performance.
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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Additional Terms of the Notes

The following shall supersede and replace the section entitled Description of the Notes— Market Disruption Events—Observation Values and Ending Values—Market Measure that is a Commodity or Futures Contract” in the accompanying product supplement:

If, for either Underlying (i) the scheduled Valuation Date is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration or otherwise, or (ii) there is a Market Disruption Event on that day (any such day in either (i) or (ii) being a “non-calculation day”), the Valuation Date will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event occurs or is continuing; provided that the Ending Value will not be determined on a date later than the first scheduled Market Measure Business Day after the scheduled Valuation Date, and if that day is not a Market Measure Business Day, or if there is a Market Disruption Event on that date, the calculation agent will determine the Ending Value (or, if not determinable, estimate) in a manner which the calculation agent considers commercially reasonable under the circumstances on that first scheduled Market Measure Business Day.

For the avoidance of doubt, the occurrence of a Market Disruption Event or non-Market Measure Business Day as to either Underlying as described above will not affect the determination of the Ending Value of the other Underlying that is not so affected.

With respect to the SPX only, the following supersedes and supplements any contrary information included in the accompanying product supplement, prospectus supplement and prospectus.

A “Market Measure Business Day” means a day on which (1) the applicable exchange(s), or their successors, are open for trading and (2) the SPX or any successor index is calculated and published.

Market Disruption Events

For the SPX, “Market Disruption Event” means one or more of the following events, as determined by the calculation agent in its sole discretion:

(A)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where the securities included in the SPX trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then comprise the SPX or any Successor Index (as defined in “—Discontinuance of an Index”); or
(B)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the SPX, as determined by the calculation agent (without taking into account any extended or after-hours trading session), in options contracts or futures contracts related to the SPX, or any Successor Index, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise.

For the purpose of determining whether a Market Disruption Event as to the SPX has occurred:

(1)	a limitation on the hours in a Market Measure Business Day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;
(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the SPX, or any Successor Index, will not constitute a Market Disruption Event;
(3)	a suspension in trading in a futures or options contract on the SPX, or any Successor Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the SPX or any Successor Index;
(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and
(5)	For the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Adjustments to the SPX

After the pricing date, the Index Publisher of the SPX may make a material change in the method of calculating the SPX or in another way that changes the SPX such that it does not, in the opinion of the calculation agent, fairly represent the level of the SPX had those changes or modifications not been made. In this case, the calculation agent will, at the close of business in New York, New York, on each date that the closing level is to be calculated under the terms of the Notes, make adjustments to the SPX. Those adjustments will be made in good faith as necessary to arrive at a calculation of a level of the SPX as if those changes or modifications had not been made, and calculate the closing level of the SPX, as so adjusted.

Discontinuance of the SPX

After the pricing date, the Index Publisher may discontinue publication of the SPX. The Index Publisher or another entity may then publish a substitute index that the calculation agent determines, in its sole discretion, to be comparable to the original Index (a “Successor Index”). If this occurs, the calculation agent will substitute the Successor Index as calculated by the relevant Index Publisher or any other entity and calculate the level of the index at any time required under the terms of the Notes. If the calculation agent selects a Successor Index, the calculation agent will give written notice of the

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selection to the trustee, to us, to the Guarantor, and to the holders of the Notes.

If the Index Publisher discontinues publication of the SPX before the last date on which the level of the SPX must be determined for purposes of the Notes, and the calculation agent does not select a Successor Index, then on each relevant day that the level of the SPX must be determined, until the earlier to occur of:

•	the determination of the final payment on the Notes; and
•	a determination by the calculation agent that a Successor Index is available,

the calculation agent will compute a substitute level for the SPX in accordance with the procedures last used to calculate the SPX before any discontinuance. The calculation agent will make available to holders of the Notes information regarding those levels by means of Bloomberg L.P., Thomson Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

If a Successor Index is selected or the calculation agent calculates a level as a substitute for the SPX, the Successor Index or level will be used as a substitute for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of the SPX may adversely affect trading in the Notes.

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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the LBMA with respect to the Gold Spot Price, and S&P Dow Jones Indices LLC (“SPDJI”) with respect to the SPX. The consequences of the LBMA discontinuing publication of the Gold Spot Price are discussed in “Description of the Notes—Discontinuance of a Market Measure” in the accompanying product supplement. The consequences of SPDJI discontinuing publication of the SPX are discussed in “Additional Terms of the Notes” above. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of either Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The Gold Spot Price

In this pricing supplement, when we refer to the Gold Spot Price, we mean the official U.S. dollar LBMA Gold Price PM (expressed in dollars per troy ounce) calculated and administered by IBA and published by the LBMA (Bloomberg: “GOLDLNPM <cmdty>”) (or any official successor thereto).

Although the market for physical gold is global, most over the counter market trades are cleared through London. In addition to coordinating market activities, the LBMA acts as the principal point of contact between the market and its regulators. A primary function of the LBMA is its involvement in the promotion of refining standards by maintenance of the “London Good Delivery Lists,” which are the lists of LBMA accredited melters and assayers of gold. The LBMA also coordinates market clearing and vaulting, promotes good trading practices and develops standard documentation.

IBA, on behalf of LBMA, has assumed responsibility for establishing the LBMA Gold Price as of March 20, 2015. In April 2017, IBA introduced central clearing to the gold auction. Central clearing removes the need for firms to have large bilateral credit lines in place with each other in order to become a direct participant. This opens up the auction to a broader cross section of the market and also facilitates greater volume in the auction.

IBA operates electronic auctions for spot, unallocated Loco London gold (gold bullion that is physically held in London), providing a market-based platform for buyers and sellers to trade. The auctions are run at 10:30am and 3:00pm London time. The final auction price is published to the market as LBMA Gold Price AM and LBMA Gold Price PM.

The price formation for the gold auction is in USD only. The final price is converted into the benchmark in other currencies including: Australian Dollars; British Pounds, Canadian Dollars, Euros, Onshore and Offshore Yuan, Indian Rupees, Japanese Yen, Malaysian Ringgit, Russian Rubles, Singapore Dollars, South African Rand, Swiss Francs, New Taiwan Dollars, Thai Baht and Turkish Lira. The benchmarks in other currencies are not tradeable directly through the auction.

The methodology is reviewed by the Precious Metals Oversight Committee as documented in its Terms of Reference. The frequency of reviews is set by the Oversight Committee through its Calendar of Agenda Items.

The auctions run in rounds of 30 seconds. At the start of each round, IBA publishes a price for that round. Participants then have 30 seconds to enter, change or cancel their orders (how much gold they want to buy or sell at that price). At the end of each round order entry is frozen and the system checks to see if the difference between buying and selling (the imbalance) is within the imbalance threshold (normally 10,000 oz. for gold).If the imbalance is outside of the threshold at the end of a round, then the auction is not balanced, the price is adjusted and a new round starts. If the imbalance is within the threshold then the auction is finished and the price is set. Any imbalance is shared equally between all direct participants (even if they did not place orders or did not log in) and the net volume for each participant trades at the final price. The final price is then published as the LBMA Gold Price in US Dollars and also converted into the benchmarks in other currencies using foreign exchange rates from when the final round ended.

The prices during the auction are determined by an algorithm that takes into account current market conditions and the activity in the auction. Each auction is actively supervised by IBA staff.

If IBA discovers an error during an auction round, the auction round could be stopped and restarted. If IBA makes an error in an auction which is discovered after an auction is finished, the auction could not be rerun, but IBA could replace the published auction price with a No Publication. If a participant makes an error which is discovered after an auction is finished, the auction could not be rerun. If fewer than three direct participants are present for the auction and IBA therefore publishes a price without conducting an auction but IBA publishes an incorrect price, the incorrect price could be amended if the error were discovered within 30 minutes after publication. If IBA publishes an incorrect non-USD price, the incorrect non-USD price could be amended if the error were discovered within 30 minutes after publication.

Historical Performance of the Gold Spot Price

The following graph sets forth the daily historical performance of the Gold Spot Price in the period from May 9, 2018 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal line in the graph represents the Gold Spot Price’s Threshold Value of $2,152.01 (rounded to two decimal places), which is 106% of the Gold Spot Price’s Starting Value of $2,030.20.

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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth above is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Gold Spot Price.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPX, may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $14.6 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $13.1 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payments on the Notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares,

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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Historical Performance of the SPX

The following graph sets forth the daily historical performance of the SPX in the period from May 9, 2018 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The horizontal line in the graph represents the SPX’s Threshold Value of 3,913.21 (rounded to two decimal places), which is 95% of the SPX’s Starting Value of 4,119.17.

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This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the SPX during any period set forth above is not an indication that the closing level of the SPX is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the closing levels of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or the Notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated or holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, BOFAS, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $990.00 per $1,000 in principal amount of Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

Sales Outside of the United States

The Notes have not been approved for public sale in any jurisdiction outside of the United States. There has been no registration or filing as to the Notes with any regulatory, securities, banking, or local authority outside of the United States and no action has been taken by BofA Finance, BAC, BofAS or any other affiliate of BAC, to offer the Notes in any jurisdiction other than the United States. As such, these Notes are made available to investors outside of the United States only in jurisdictions where it is lawful to make such offer or sale and only under circumstances that will result in compliance with applicable laws and regulations, including private placement requirements.

Further, no offer or sale of the Notes is being made to residents of:

•          Australia

•          Barbados

•          Belgium

•          Crimea

•          Cuba

•          Curacao

•          Gibraltar

•          Indonesia

•          Italy

•          Iran

•          Kazakhstan

•          Malaysia

•          New Zealand

•          North Korea

•          Norway

•          Russia

•          Syria

You are urged to carefully review the selling restrictions that may be applicable to your jurisdiction beginning on page S-56 of the accompanying prospectus supplement.

DIGITAL RETURN NOTES | PS-17

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

DIGITAL RETURN NOTES | PS-18

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and “Supplemental Use of Proceeds” on page PS-20 of the accompanying product supplement.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BofA Finance, as issuer, and BAC, as guarantor, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the Notes and the related guarantee, such Notes will be the legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligation of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the Delaware General Corporation Law and the Delaware Limited Liability Company Act (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting either of the foregoing) and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the Notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the Notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the opinion letter of McGuireWoods LLP dated December 8, 2022, which has been filed as an exhibit to the Registration Statement (File Nos. 333-268718 and 333-268718-01) of BAC and BofA Finance, filed with the SEC on December 8, 2022.

DIGITAL RETURN NOTES | PS-19

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the Notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such Notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the Notes. A U.S. Holder of the Notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule and a comparable yield equal to 5.15% per annum (compounded semi-annually). This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the Notes, which would consist of a single payment of $1,052.6146 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
May 11, 2023 through December 31, 2023	$32.9431	$32.9431
January 1, 2024 through May 14, 2024	$19.6715	$52.6146

Projected Redemption Amount = $1,052.6146 per Note.

Upon a sale, exchange, retirement, or other disposition of the Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes, increased by the amount of OID previously accrued by the holder for the Notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the Notes, and the balance as long-term

DIGITAL RETURN NOTES | PS-20

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

or short-term capital loss depending upon the U.S. Holder’s holding period for the Note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

DIGITAL RETURN NOTES | PS-21

Digital Return Notes Linked to the Gold Spot Price and the S&P 500® Index

Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•	Product Supplement COMM-1 dated April 10, 2023: https://www.sec.gov/Archives/edgar/data/70858/000121390023028616/ea152885_424b2.htm
•	Series A MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315195/d409418d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this pricing supplement, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities.  Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral.  The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

DIGITAL RETURN NOTES | PS-22